

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

John F. Cassidy
President, Chief Executive Officer
Cincinnati Bell, Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

      RE: Cincinnati Bell, Inc.
             Form 10-K for the year ended December 31, 2011
             Filed February 28, 2012
             File No. 001-08519

Dear Mr. Cassidy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Larry Spirgel

                      Larry Spirgel
                      Assistant Director

cc: <u>Via E-mail</u>
       Kurt Freyberger
       Christopher Wilson
       Susan Kinsey